

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via E-mail
Ken Olsen
President and Director
Arrakis Mining Research Inc.
12800 Preston Road, Suite 200
Dallas, Texas 75230-1303

> **Re:** **Arrakis Mining Research Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2013**
> **File No. 333-192217**

Dear Mr. Olsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

   Your disclosure indicates that you are a development stage company with the principal business objective of providing business consulting services to the mining industry. However, your disclosure shows that you had limited assets as of August 31, 2013, consisting of cash of $12,328 and prepaid expenses of $160,950, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, you have estimated the costs of this offering as $20,013.58. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, although you disclose on page 6 that you have no intention to "engage in a merger or acquisition" with another entity, your disclosure on page 5 contemplates growth through acquisition and your disclosure on page 8 references "attract[ing] a potential merger candidate."

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Your disclosure throughout your registration statement is inconsistent as to whether this is a primary or secondary offering. For example only, based on your disclosure on page 4 indicating that the selling shareholders will sell the shares at a fixed price until the shares are quoted on the OTC Bulletin Board and thereafter at market prices, it appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. However, you then indicate that the selling shareholders are underwriters under the Securities Act suggesting that this offering is "by or on behalf of the issuer." Please revise your disclosure so that it is consistent throughout or advise.

4. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "Industry Overview" section starting on page 20. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon

completion of the staff review process.  In addition, please confirm that any industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement per Securities Act Rule 436.

5.     Please ensure that each page of your registration statement appropriately includes a sequential page number.  For example only, we were unable to locate page 23 of your registration statement.

Registration Statement Cover Page, page 1

6.     Please provide the zip code for your principal executive offices on the cover page of your registration statement as required by Form S-1 and on the cover page or in the summary section of your prospectus as required by Item 503(b) of Regulation S-K.

Cover Page of Prospectus, page 4

7.     Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

8.     The cover page of your prospectus should contain only information required by Item 501 of Regulation S-K or that is key information.  Please advise us whether the Table of Contents is intended to be part of the cover page.  If not, please relocate the information and confirm that the cover page will not exceed one page in length.

Table of Contents, page 4

9.     Please ensure that the page numbers included in the Table of Contents are consistent with the page numbers on which the referenced sections appear in the filing.  For example only, we note that your Table of Contents indicates that the "Risk Factors" section starts on page 13.  However, it appears that the "Risk Factors" section commences on page 7 in the filing.

Our Business, page 5

10.    Please revise your disclosure here and in your "Description of Business" section to describe the services and the types of programs that you intend to provide to your clients.

11.    We note your disclosure that you have consulted on a number of projects on a pro-bono basis.  Please revise your disclosure here and in greater detail in the "Description of Business" section to describe the services that you provided in connection with these projects.

The Offering, page 7

12.     We note your disclosure on page 7 that "[a]ffiliated persons are not offering any shares."
        However, your disclosure in the selling security holder table on page 16 indicates that
        several of your selling security holders are the relatives of your executive officer and of
        your shareholders who own more than 10% of your shares.  Please explain to us how
        these shareholders are not "affiliated persons" or revise your disclosure as appropriate.

Selected Financial Data – Annual, page 7

13.     Please revise disclosures in the table to reflect amounts consistent with the audited
        financial statements.  For example, the working capital amount should reflect a working
        capital deficiency and revenues should be zero consistent with the amount disclosed in
        the statement of operations.

Risk Factors, page 7

14.     Please revise your disclosure to address the following risks as applicable:

        •       The risks associated with management's ability to exercise significant control
                over you; and

        •       The risks associated with the fact that management has limited experience in
                operating a public company.

(12) As a public company, we will be subject to additional financial and . . . , page 10

15.     We note your disclosure that you will become subject to the listing standards of a
        national securities exchange upon which you may list your Class A common stock.
        Please revise to identify the national securities exchange upon which you may list your
        common stock or advise.  In addition, please revise your disclosure on page 18 to
        describe the different classes of your common stock or advise.

Dilution, page 14

16.     Please revise to show how you calculated net tangible book value.

A Note Concerning Forward-Looking Statements, page 16

17.     Please revise your risk factors disclosure starting on page 7 to include all of the risks
        identified here.  For example only, we were unable to locate the uncertainties identified
        as (d) and (e) in your risk factors disclosure.  Please revise as appropriate or advise.

Table 1.0 Selling Security Holders, page 16

18.　　Please revise your disclosure here so that the information in the table can be read.  For example only, please increase the column widths or include grid lines in the table so that it is clear which items are in each row.  Please also revise the table to include a column for the amount of shares to be beneficially held by each selling shareholder after the offering.  Please refer to Item 507 of Regulation S-K.

19.　　Please revise the "Shares beneficially owned as of the date of prospectus" column to identify all shares beneficially owned by each selling shareholder.  For example only, we note that John Bradshaw owns 20,000 shares as of the date of the prospectus.  Please explain to us why he does not beneficially own those shares or revise your table as appropriate.

20.　　It appears from this table that several of the selling shareholders are relatives of other holders of your common stock and of your executive officer, including the children of such other holders and of your executive officer.  Please note that a person may be regarded as the beneficial owner of shares held by another family member sharing the same household.  As a result, such relatives may be deemed to be the beneficial owners of each other's shares.  Please refer to Exchange Act Sections 13(d) and 13(g), Rule 13d-3 of the Exchange Act, and Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05.  Please revise your table here and the beneficial ownership table on page 27 as appropriate or advise.

Market Price of and Dividends on the Company's Common Equity . . . , page 21

21.　　We note your disclosure in the second paragraph of this section.  Please explain to us how the factors you identify as potentially impacting the trading price for your common stock, including "changes in financial estimates by securities analysts" and "conditions or trends in commercial real estate markets," are relevant to the price of your common stock.

Plan of Operation, page 24

22.　　We note your disclosure here and elsewhere that your chief executive officer has agreed to continue to fund your operations as needed over the next twelve months.  However, on page 19 and elsewhere, you indicate that none of your officers or directors has agreed to pay your expenses.  Please revise your disclosure as appropriate or advise.  In addition, if applicable, please file any agreement with your chief executive officer wherein he agreed to pay your expenses as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

12 Month Growth Strategy and Milestones, page 24

23.     We note your disclosure that you "fully expect to fund" your costs in the next twelve
        months from operations.  However, we also note your disclosure on page 24 under the
        "Plan of Operation" section that you plan to engage in capital raising activities after the
        completion of this offering, including private offerings of your securities.  In addition, on
        page 24 under the "Liquidity and Capital Resources" section, you indicate that you do not
        have any cash flows from operations and that you will require additional funding to
        continue the development and marketing of your services.  Please revise your disclosure
        to address this inconsistency or advise.

Results of Operations for the period ending August 31, 2013, page 24

24.     We note that throughout your disclosure in this section you reference existing
        "subscription agreements" and "a consulting contract."  In addition, in your exhibit index
        on page 33, you identify Exhibit 10.1 as a consulting agreement dated June 19, 2013.
        Please revise your disclosure to identify and discuss the material terms of these
        agreements or advise.

Liquidity and Capital Resources, page 24

25.     In your exhibit index on page 33, you identify Exhibit 10.2 as a demand note.  Please
        revise your disclosure regarding your capital resources to discuss the materials terms of
        the demand note or advise.

Table 3.0 Directors and Executive Officers, page 25

26.     Please revise to also identify Ken Olsen as your director or advise.

Executive Compensation, page 26

27.     We note your disclosure that your directors are unpaid.  However, we also note your
        disclosure in the table regarding director compensation.  Please revise your disclosure to
        resolve this inconsistency or advise.  In addition, please note that pursuant to Item
        402(r)(2)(i) of Regulation S-K if a director is also a named executive officer under Item
        402(m) of Regulation S-K and his or her compensation is fully reflected in the summary
        compensation table pursuant to Item 402(n) of Regulation S-K, he or she should not be
        included in the director compensation table.  Please revise your disclosure as appropriate
        or advise.

Table 4.1 Summary Compensation Table – Officers, page 26

28.     Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table as required by Item 402(o) of Regulation S-K or advise.

Table 5.0 Beneficial Ownership, page 27

29.     Please revise to also provide the disclosure in the table for your directors and executive officers as a group.  Please refer to Item 403 of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

30.     We note your disclosure in the selling shareholder table on page 16 that you sold shares of your common stock to relatives of your executive officer and your shareholders that own greater than 5% of your shares.  Please revise your related party transaction disclosure to include the information required by Item 404(a) of Regulation S-K for these transactions.  Please refer to Item 404(d) of Regulation S-K.

Note 1. Nature of Business, page F-7

31.     The nature of business as described in note 1 to the financial statements is not consistent to the description of the business disclosed on page 5 and page 19.  Please revise disclosure in note 1 or explain how the electric vehicle research and technologies industry is related to the mining industry.

Note 7. Notes Payable, page F-10

32.     Please revise disclosure to provide further details on the terms of the note payable, such as the date of maturity of the note and if the payment of principal or interest is contingent.

Item 15.  Recent Sales of Unregistered Securities, page 33

33.     Please revise the table so that the information included can be read.  For example only, please increase the column widths or include grid lines in the table so that it is clear which items are in each row.  In addition, we note that the table includes footnote 4. Please revise to include the text for footnote 4 or advise.

34.     We note your disclosure indicates that the table provides the unregistered sales of your securities over the past four years.  You then indicate that the table reflects the unregistered sales of your securities in the last two years.  Please revise your disclosure to resolve this inconsistency or advise.  Please note that Item 701 of Regulation S-K requires that you provide the information identified as to all securities of the registrant

sold by the registrant within the past three years that were not registered under the Securities Act.

35.     We note that several of your unregistered sales of securities were in exchange for services.  Please revise your disclosure to describe the services provided in exchange for the shares.  Please refer to Item 701(c) of Regulation S-K.

36.     We note that the unregistered sales of your securities were pursuant to Section 4(a)(2) of the Securities Act.  Please revise to indicate whether or not you engaged in general solicitation of investors when selling your securities.

37.     We note your disclosure that the unregistered sales of your securities were pursuant to Section 4(a)(2) of the Securities Act.  However, we note that you filed a Form D on August 16, 2013 that indicates that you relied on Rule 506 under the Securities Act for certain unregistered sales of your securities.  Please revise your disclosure on page 33 to identify the unregistered sales of your securities that were pursuant to Rule 506 and to explain your basis for relying on Rule 506.

Item 16.  Exhibits and Financial Statement Schedules, page 33

38.     Please file all exhibits identified in the exhibit list as promptly as possible.  For example only, we note that you have not yet filed Exhibit 10.1 and Exhibit 10.2.

Item 17.  Undertakings, page 33

39.     Please revise your undertaking identified as (a)(2) so that it is consistent with the language in Item 512(a)(2) of Regulation S-K or advise.

Exhibit 5

40.     We note that counsel's legal opinion relies upon "assurances from the officers and directors of the Company as we have deemed necessary for purposes of expressing the opinions set forth herein."  Please revise to limit the assumptions that counsel relied upon in providing its opinion.  Please refer to Staff Legal Bulletin 19 in Section II.A.3.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc:     Clifford J. Hunt, Esq. (Via E-mail)